FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

v

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 26, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 26, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer

TURKCELL INVESTOR & ANALYST DAY

September 12

LONDON

TURKCELL

TURKCELL GROUP

Sureyya Ciliv
CEO | TURKCELL

TURKCELL

Turkcell Group is Getting Stronger



Operations in 8 countries
Belarus
Ukraine
Moldova
Georgia
Kazakhstan
Azerbaijan
Turkey
Northern Cyprus

Reaching 160 million People

	Market Position	Subscriber (Mn)	Population (Mn)
Turkcell - Turkey	1.	35.4	71.1
Life :) - Ukraine	3.	10.0	46
K'cell - Kazakhstan	1.	6.9	15
Azer'cell - Azerbaijan	1.	3.3	8.5
Geocell - Georgia	2.	1.4	4.6
Moldcell - Moldova	2.	0.6	4.4
KKTCell - T. N. Cyprus	1.	0.3	0.2
BeST - Belarus	3.	0.2	9.7

Total – 58M subscribers*

**Turkcell is holding a 41.45% stake in Fintur and trough Fintur holds interest in AzerCell, K'Cell, GeoCell and MoldCell. The subscriber number according to our percentage ownership is 48.8 million as of Q2 2008.*

TURKCELL

Turkcell Group's Revenue Growth


Revenue
($ mn)
6,398
35%
22%
1,574
1,755
22%
3%
17%
YoY growth in $ terms
9%
YoY growth in TRY terms
2007
Q1 08
Q2 08

TURKCELL

Turkcell Group's Net Income Growth



Net Income
($ mn)
1,350
490
426
2007
Q1 08
Q2 08
54%
38%
80%
53%
56%
YoY growth in $ terms
44%
YoY growth in TRY terms

TURKCELL

Q2 2008 Results

Turkcell Group ($ mn Consolidated)

	Q2 07	Q2 08	YoY Growth $	YoY Growth TRY*
Revenue	1,504	1,755	17%	9%
EBITDA	597	641	7%	0.4%
EBITDA margin	40%	37%	(3pp)	
Net Income	274	426	56%	44%

* TRY figures in this slide are calculated based on IFRS TRY figures' changes

TURKCELL

Our Vision for Growth



EDUCATION
HEALTHCARE
FINANCE
ADVERTISING
MEDIA
SECURITY
TURKCELL
35.4 Million Customers
TURKEY
GSM
Corporate
Premium
Individual
SOFTWARE
WEB SERVICES
ACCESS
NEW BUSINESS MODELS
NEW TECHNOLOGIES
UKRAINE
NORTHERN CYPRUS
AZERBAIJAN
KAZAKHSTAN
GEORGIA
MOLDOVA
BELARUS
NEW REGIONS

Turkcell Turkey - Key Priorities

Win vs. Competition



- Strong market position
- Best brand in Turkey
- Best quality infrastructure
- Best offers
- Best partnership structure

Drive Customer Loyalty & Satisfaction



- Enhance customer experience
- Focus on segmentation
- Emphasize value propositions
- Manage price perception
- Introduce innovative value added services

Grow the Business



- Increase MoUs
- Drive Value Added Services penetration
- Introduce business solutions across corporate segments
- Improve operational efficiency

Key Focus Areas in Turkey for H2 2008

- 3G licensing in Q4 2008
- MNP implementation in November 2008
- Reduction of taxes to reasonable levels
- Infrastructure investments
- Regulatory developments
- Fair competitive environment

Growing Contribution to Turkcell Group from Subsidiaries



Astelit
6.0%
KKTCell
1.1%
Turkcell
Group
H1 Revenue
$3.3bn
Tellcom
1.1%
Inteltek
2.5%
Global
0.3%
Fintur
8%
(to net income)

TURKCELL

Life:) Only operator with growing ARPU in Ukraine

life:)
Everything is possible!

Contribution to Turkcell Group Revenue: 6.0%



Rivne
Kyiv
L'viv
Ternopil
Vinnytsya
Odesa

- Revenue growth: 105% YoY growth as of H1 2008
- Positive EBITDA for the last 4 consecutive quarters
- Life :) is coming close to market levels with \$6.3* ARPU in Q2 2008
- 18% market share with 10 mn subscribers
- Strong brand

Target

- Continue revenue growth
- Focus on EBITDA



life:)

*Active subscriber base ARPU

TURKCELL

Fintur Continues Strong Growth Across the Board

Contribution to Turkcell Group Net Income: 8%

FINTUR HOLDINGS B.V.

Kcell (Kazakhstan)
- Subscriber (mn) : 6.9
- Market position : #1

Azercell (Azerbaijan)
- Subscriber (mn) : 3.2
- Market position : #1

As of H1 2008:

Total Subscribers: 12.2 mn
YoY growth: 42%

Revenues: $849 mn
YoY growth: 30%

Net Income: $168 mn
YoY growth: 58%

Contribution to Turkcell's Net Income: $70 mn

Geocell (Georgia)
- Subscriber (mn) : 1.4
- Market Position : #2

Moldcell (Moldova)
- Subscriber (mn) : 0.6
- Market position : #2

** All figures as of June 30, 2008. Effective Ownership % represents Fintur's direct and indirect share in each company*
Source: TeliaSonera Press Releases, ACM Estimates, CIA World Fact Book'

KKTCELL: Launching 3G in October 2008

Contribution to Turkcell Group Revenue: 1.1%



Launching 3G services in October 2008

- **286,000 subscribers**
- **Strong market share: 74%**
- **Largest private sector investment in Northern Cyprus**

TELLCOM: Our Growing Fixed Telecom Operation

Contribution to Turkcell Group Revenue: 1.1%

tellcom



- Fibre-optic infrastructure connecting major cities in western Turkey
- Targeting corporates and high income residential areas
- Turkcell is the major customer
- Started offering ADSL services since April 2007
- App. $150 mn capex is planned for 2008

Target

- To be strong alternative broadband service provider for targeted segments

INTELTEK: Turkey's Betting Business since 2004

Contribution to Turkcell Group Revenue: 2.5%


iddaa
iddaa


iddaa

- ***Signed a 10 year contract***
- ***From March 2009, will start operating with lower commission structure***
- ***Opportunity to create value with continuing business***

Target

- **Maintain leadership position in Turkish gaming market**
- **Launch new games based on other sports**
- **Evaluate expansion into other betting businesses**
- **Evaluate expansion into new foreign markets**

GLOBAL: Leading Call Center in Turkey

globalbilgi

Contribution to Turkcell Group Revenue: 0.3%

- ***Making customer service a competitive advantage for Turkcell***

Targets

- **Increase customer satisfaction & loyalty**
- **Create special skill groups**
- **Support MNP process**
- **Act as a sales channel in addition to customer care**
- **Manage customer services arm of our international operations**

Awards

- **2008 Contact Center World Top 100 Awards (EMEA)**
  "Best In Customer Services"
  "Best Technology Innovation"
- **European Call Center Awards 2007**
  ''Best People Experience''
- **2007 ASTD Best Practices**
  "Best Workplace Training & Development"



TURKCELL

Acqusition of BeST

- ***Attractive and growing Belarusian market***
- ***Young population of 9.7 mn***
- ***Mobile penetration: app. 65%***

Target

- Capitalize on Turkcell's strong eco-system
- Extend Turkcell's experience in Ukraine


Latvia
Lithuania
Russia
Vilnius
Minsk
Belarus
Poland
Ukraine
Kiev
100 mi
100 km
BELARUS
©GraphicMaps.com

Selectively looking for new opportunities for international expansion

New World!

MOBILITY



INTERNET


Google

CONVERGENCE


VISA

TURKCELL

Mobile Broadband Gaining Momentum


1.1 Billion
72X
Speed
MOBILE
830 Million
X 24 hours/day
FIXED
270 Million
X 2 hours/day
FIXED
200
Million
2G
3G+

TURKCELL

Creating New Business Models


Mobile Marketing
Mobile E-mail
Mobile Games
Mobile Internet
ERP
Mobile Navigation
Mobile Key
Mobile Healthcare
Mobile Order
Mobile Vehicle and Fleet Management
TAXI
Mobile Media
Mobile Education
Mobile Signature
Mobile Banking & Payment
MasterCard
VISA

TURKCELL

Turkcell brings latest technologies to Turkey


BlackBerry
12:21

i-phone 3G
Coming soon!

Blackberry Bold
August 2008

TURKCELL

Continue *to* invest *in* Turkey

TURKCELL'İN KALBİ
TÜRKİYE İÇİN ATIYOR

Turkcell Technology: The Innovative Forerunner

Turkcell Technology R&D Center





Creating technology with local work force

- **500 people capacity**
- **2007 R&D revenue: $9 million**
- **2008 target: $36 million**
- **8,000 m^2 indoors area**

TURKCELL

Building Call Centers in Eastern Anatolia

Erzurum Call Center

- **Employed 1,000 people**
- **Responses 25% of Turkcell calls**





Diyarbakır Call Center

- **Operations start in October 2008**
- **Hiring and orientation continue**
- **Employment: 400 employees at 2008YE**

TURKCELL

Support to Education, Culture, Sports and 185,000 Young People

EDUCATION	TECHNOLOGY	SPORTS
GÖNÜL KÖPRÜSÜ	CeBIT eurasia Bilişim	TURKCELL SüperLig
KONUŞAN KİTAP ŞENLİĞİ	UniverCell	TURKCELL
KARDELENLER TURKCELL	TURKCELL MOBİL GELECEK YARIŞMASI	TURKCELL
GELECEĞE KOŞANLAR TURKCELL		
gnctrkcll Masters Degree Scolarhip		

100,000 Students to Summer Camps



- Co-sponsored with Ministry of Education
- Promoting peace, cultural diversity and friendship
- 100,000 students from 81 cities
- Uniting East to West, North to South

GÖNÜL KÖPRÜSÜ

TURKCELL

Turkcell
a leader in communication and technology



TURKCELL TURKEY

Koray Ozturkler

Chief Corporate
Affairs Officer

TURKCELL

2007 Communications Revenue in Turkey Reaches ~$15.9 billion



Mobile Market*
63.7 mn subscribers
90% penetration
TURKCELL
$9.4bn
Fixed Incumbent**
17.8 mn fixed lines
5.2 mn broadband connections
4.7
Voice
1.8
Data & Other***
$6.5bn

*Does not include revenues from content provision. Based on operator releases, press announcements and estimates
**Turk Telekom only. Figures are based on TT announcements
*** Other includes TV revenues such as PayTV subscriptions

TURKCELL

Young and Growing Population



Children 0-14
18.7 million
Penetration:10.3%



SME
6.2 million
Penetration: 99.8%



Public Employees
2.4 million
Penetration: 99.3%



Blue-collar workers
6.9 million
Penetration: 98.2%

71 Million Population



Professionals
2 million
Penetration: 99.9%



Youth and Students
9.9 million
Penetration: 96.9%



House Wife
15.9 milllion
Penetration:83.3%



Non-Workers
5.3 million
Penetration:83.3%



Elderly (70+)
3.3 million
Penetration: 52.0%

Source: DIA & 3rd party market researches

Manage Retention in Large Enterprises
Potential Growth in Small Companies



Large Enterprises > $5 mn
6,000
Penetration: 95%
*2.1 mn employees**

2 Million Companies
(18 Million Employees)



Medium-Large Enterprises
95,000
Penetration:95%
6.5 mn employees

SME's



Medium Enterprises
260,000
Penetration:84%
4.7 mn employees



Small Enterprises
510,000
Penetration:84%
2 mn employees



Very Small Companies
1,130,000
Penetration:84%
4.7 mn employees

Source: DIA & 3rd party market research
Number of employees is based on 3rd party research

Upward Mobile Trend versus Downward Fixed Trend

GSM market 63.7 million lines, PSTN market 17.8 million lines

GSM market grew 2% in Q1 08 and 10% last year, whereas PSTN market fell 1% in Q1 08 and 4% last year.



90
80
70
60
50
40
30
20
10
0
42,2
46,8
53,8
62,6
71,5
80,2
80,5
81,5
23,3
27,9
34,7
43,6
52,7
62,0
62,6
63,7
18,9
18,9
19,1
19,0
18,8
18,2
18,0
17,8
76%
87%
88%
90%
2002
2003
2004
2005
2006
2007
Q1'08
Q2'08
GSM Penetration
GSM
PSTN
GSM+ PSTN

Source: Operator and TK releases.

TURKCELL

Aggressive Competitive Environment

avea

Aggressive Follower

- Maintain its strong position in: youth market and public employees
- MNP focused acquisition strategy
- Focused on SME and corporate clients
- No improvement in network quality perception
- Initial attempts of fixed – mobile bundled offers

TÜRK TELEKOM

Continuing Restructuring

- New campaign and tariffs for specific needs
- Increasing ADSL penetration
- Focus on new services to improve image
- Setting up its distribution and sales network

vodafone

Implementation of Global Strategies

- Maintain its strong position in youth
- Focused on; postpaid, corporate segment
- Short & young looking advertisements
- Building brand image
- Still improving network

Turkcell: Growing Postpaid Subscriber Base

- Increasing postpaid subscribers with continued emphasis on value
- Recorded highest postpaid acquisitions in the company history with 13% YoY increase in subscriber number in Q2 2008



Subscriber Base (mn)
8.2
12.7
31.8
10.5
16.1
35.4
9.4
14.9
33.8
11.0
17.4
35.4
5%
2006
2007
2007 H1
2008 H1
AVEA
Vodafone
Turkcell

TURKCELL

Turkcell Continues its Strong Leadership

GSM Subscriber Market Share


Turkcell
56%
44%

Share of GSM Traffic


Turkcell
43%
57%

Share of GSM Gross Revenue


Turkcell
61%
39%

Other GSM operators

Source: 3rd party market researches, TA announcements, press announcements of operators, press releases

Data as of Q2 2008

TURKCELL

Using Effective Pricing for Increasing Retention and Usage


ARPU ($)
12.1
14.3
13.2
8%
14.2
2006
2007
2007 H1
2008 H1


MoU / sub (min)
70.3
76.3
76.1
9%
83.1
2006
2007
2007 H1
2008 H1


OUTGOING ARMU
2006
2007
2007 H1
2008 H1

- Regained momentum through strong offers and communication campaign
- Encourage usage through
  - On-net advantages
  - Flat rate offers
  - Segmented offers
  - Innovative offers
- Boost MoU by leveraging price elasticity
- Increase revenues through usage incentives

TURKCELL

By Far the Best Network Infrastructure

- $7.8 billion capital expenditures as of June 30, 2008
- 100% coverage for the cities above 2000 population
- 98% population coverage
- 82% geographic coverage
- 93% EDGE coverage
- Drop rate less than 1%

Customer Perception of Experiencing Call Drops (%)



Turkcell
Vodafone
Avea

Number of Base Stations



Turkcell
14,500
Vodafone
Avea

Source: Market information, 3rd party market research, most recent public announcements

Regulatory environment

Electronic Communications Law	• Aims to establish a similar legislative system to the EU regulatory framework • Expected to be approved before the end of the year
MNP	• Starts on November 9th
3G	• 3G tender is expected in Q4 2008 • 4 licenses to be offered with different frequency ranges • Prices range between Euro178 mn - Euro285 mn
MVNO	• Draft regulations for industry comments is expected to be finalized in Q4 2008

High Taxes


SCT
VAT
Treasury Share
Revenue from Operations
25
18
15
15
18
0
Mobile
Fixed

- Special Communication Tax must be reduced
- Reducing tax will increase usage and the number of subscribers
- Unfair tax advantage for fixed line: No Treasury share for fixed industry and the SCT rate is 10 pp less compared to mobile
- Reduction of SCT on Internet access services: Not certain if it applies to mobile internet

Turkey has the world's highest mobile service taxes


60%
50%
40%
30%
20%
10%
0%
Turkey
Uganda
Brazil
Ukraine
Kenya
Argentina
Pakistan
Poland
Chile
Romania
Russia
Azerbaijan
Algeria
Egypt
Kazakhstan
Mexico
South Africa
India
Iran
Thailand
Nigeria
China

Source: GSM Association, Data as of August 2005

Marginal Impact Expected from MNP Implementation

After the first year of MNP, limited impact in European markets.



Churn Rate
Churn Rate because of MNP
Denmark 34.4 7.9
UK 28.5 2.8
France 21.5 0.5
Spain 19.6 1.7
Germany 18.8 0.4
Italy 15.9 2.3
Sweden 13.0 1.3

Awareness %

Very limited number of consumers are aware of MNP



8%
12%
16%
06 Dec
07 Dec
08 June

Intention %

Consumers intention to change the operator with MNP is low



8%
11%
6%
06 Dec
07 Dec
08 June

- **Due Date: November 9th**
- **We are well prepared for MNP**
- **Transition phase is managed by focused teams**
- **Our proactive retention and acquisition campaigns will continue**

- **Implementation details:**
  - **Fee attached for porting**
  - **Porting will take 6 days**
  - **Warning tone will be implemented for operator identification**

Source: 3rd party market research

TURKCELL



Meltem Sahin

Consumer &
Marketing Insights
Division Head

TURKCELL

Turkcell's Winning Value Propositions



By far the best coverage and highest quality network

100% coverage for the cities with over 2,000 population

93% EDGE coverage



The most advantageous pricing for the largest community

Very strong Tariff advantages

Segmented offers with focused communication



The widest and best quality customer service

Restructuring sales channel

Focus on corporate sales organization and channels

Segmented & personalized contact center services



The most diversified and user friendly services

In 2007, nearly 20% of the Turkish market used mobile internet by turkcell-im

16 million subscribers connected through mobile internet offers by Turkcell



Turkcell customers win everywhere

Cobranding with THY 125 mn miles

Co-branding with Shell 288,000 customers

4.2 mn free menus with McDonald's campaign

1.5 mn free movie tickets

TURKCELL

Turkcell's Strong Competitive Position

Regaining Momentum

- *Improving price perception with a new offer every month and effective communication.*
- *Creating value for customers also through co-branding offers*
- *Effective PR usage*

Redesigning Channel Structure

- *Corporate sales structure focused on customer*
- *Dedicated sales organization for non-exclusive channel.*
- *New channel focus*
- *Creating special skill-groups at call center*

Managing Customer Perception with Leading & Trustworthy Company Image


TURKCELL

- *Technological Vision & Passion*
- *Social Responsibility*

Continue Leadership Through Focusing on Customers

Consumer Segmentation



Individual
Premium
Gold
Platinum

Micro Segmentation



- Call behavior
- Product Usage
- Needs
- Payment behavior
- Value
- Churn Modeling
- Offer Propensity

Corporate Segmentation



Enterprise
SME's

Turkcell's sub-brands

İŞTCELL

turkcell-im

gnctrkcll

TURKCELL

Consumer Segment: Grow Usage & Revenue

Very Strong Segmented Offers



- *Best offer for the youth segment 'CAMPUSCELL'*
- *Reinforce postpaid packages with double packages*
- *Best Offer for the prepaid customers with refill requirement*



Improved Communication Approach



- *Clear problem definition & solution*
- *Manage Brand Image with communicating innovative services*
- *Use of Celebrity to boost attention*



Reassuringly Consistent Customer Experience

- *Specific skill-groups at call center*
- *Create Special Feeling through Platinum & Gold*
- *Managing the entire customer experience*

TURKCELL Gold TURKCELL Platinum

Consumer Channel Restructure

- *Creating Turkcell distribution centers*
- *Training & Seminars for Sales Points*
- *Renovation of Exclusive shops*

Corporate Segment Increasing Value Perception

Create a corporate community backed with a strong on-net strategy



Sirketici1200 (1200 Free Minutes within Company)



SirketiciHerkes (Turkcell Business Community)



SMB Packages (On-net + PSTN Packages)

Increase penetration and wallet share via solutions



MobileOffice


TCELL
%50

Office Solutions

Customized Projects

Managing Total Customer Experience

- *Differentiated services to company authorities and users at call center*
- *Corporate Customers Feedback & Improvements*
- *Extended Channel Management*
- *Life Cycle Management*

Restructuring corporate channel

- *Managing customers across 4 different segments*
- *Portfolio management for all customers regardless of scale via the largest corporate sales team in Turkey*
- *Channel – outsourced sales force totally managed by Turkcell*

TURKCELL

Strong Communication

- *Most recognized commercials with the effect of Cellocans and celebrities*
- *Likeness increased after use of celebrity*
- *Understanding increased with introduction of problem definition & solution approach*



Ad. Recognition
Brand Association
67%
48%
94%
81%
TURKCELL
Competitor Average

Strong Brand Value

Brand attributes very successfully associated with Turkcell


Trustworthy
Leader
Sincere
Popular
Dynamic


Leader
85
95
91
90
7
44
35
38
0
0
0
0
Ara.06
Ara.07
Nis.08
Haz.08
Trustworthy
99
98
98
99
67
55
56
58
73
33
36
36
Aralık'06
Ar'07
Nis.08
Haz'08
Dynamic
100
99
99
98
62
76
79
74
60
53
59
57
Ara.06
Ara.07
Nis.08
Haz.08
Turkcell
Vodafone
Avea

In terms of Brand Perception

Source: 3rd party market researches

VAS Overview

Cenk Serdar
Chief VAS Officer

Turkcell VAS Strategic Objectives

We are in the best position to benefit from growth in VAS



- Grow Revenue
- Ensure Customer Stickiness
- Utilize Partner Network
- Exploit New Drivers
  - 3G
  - New Businesses

TURKCELL

Grow Revenue

14% of total revenues



Growth Rates
13%
16%
1H06
1H07
1H08
VAS Revenue

- Continuous double digit growth
- Market leader in Turkey in terms of breadth, usage and quality of services

Ensuring Customer Stickiness

- **Increasing traffic via new tariffs and campaigns on core services**

Messaging

- **30.6 mn subscribers** used SMS in 1H08
- **50 mn** SMSs / day
- **156%** increase in daily SMS traffic vs 1H07
- **93% of youngsters** use SMS
- **1.2 mn Windows Live Messenger users** in 3 months of campaign launch

Entertainment

- **turkcell-im:** 14.8 mn visitors since launch
- **RingBackTone:** 3.7 mn subscribers
- **Music:** Biggest catalogue in Turkey
- **Information Package Subs.:** 3 mn subs.
- **Mobile TV:** Trial with 15,000 subscribers
- **Soccer:** 12 mn goal videos sent during Euro 2008

* Daily SMS traffic figure based on August 2008. Subscriber and total traffic figures based on Jan-Jul 2008 period.

Ensuring Customer Stickiness

- **Significant increase in mobile internet usage via new flat rate data tariffs**


Tüm gün
cepten internet
1 YTL
TURKCELL

- turkcell-im repositioning: open internet
- Cooperation with local and global internet brands

Google, Yahoo!, facebook, msn, Garanti, mynet, NTV MSNBC


# of Users (mn)
23%
9.8
12.1
1H07
1H08


Data Traffic
X3
1H07
1H08

Ensuring Customer Stickiness > Corporates

Increasing Mobile Internet traffic among corporate customers via

- New tariffs for large corporations
- Reaching more SMEs
- Spreading data terminals

# of Users (mn)



65%
0.35
0.58
1H07
1H08



Data card

50% yoy growth



Mobile POS

12.5% penetration

Data Traffic



X2.5
1H07
1H08

TURKCELL

Utilize Partner Network

- We aim to:
  - become the technology hub in the country
  - develop our eco-system in line with open innovation concept
  - develop innovative services in emerging business areas
  - share our partner and services portfolio with our subsidiaries
- 188 partners

Exploit New Drivers

3G	• Potential in High Speed Mobile Internet • New services and capabilities

New Business Opportunities	• Synergy with other sectors
	  • Finance, Health, Education, Media, Advertising
	• Utilizing our assets
	  • Location Info, Billing & Charging, Customer Database

3G > Internet Usage in Turkey

The potential in internet can be exploited via 3G



Internet penetration reached 36%
Household BB penetration increasing rapidly (30%)

3rd in the world with 25 mn MSN users

3rd in the world in Facebook usage



4.8 mn active internet banking users

3G > Broadband

New 3G License tender expected in Q4 2008

On the Street



Home Office



Machines



Anytime - Anywhere

New Business > Mobile Signature

- 50K+ users
- 1.6 mn signatures
- 33 applications



e-Commerce

kangurum
Anadolu Hayat Emeklilik

Finance

Türkiye İş Bankası
Garanti
AKBANK
HSBC
Finansbank
Bank Asya
Kuveyt Türk
AK Yatırım
Şekerbank
Finansinvest
YapıKredi
DenizBank
TEB
Türkiye Finans

Public Sector

Türk Patent Enstitüsü
BKM

Corporate

iSentry
pratis.net
BiZNET
Eczacıbaşı Bilişim
DOXOFT
Adobe
POZITRON

New Business > Mobile Payment

- The use of digital money through mobile payment instead of cash will contribute to the registered economy



Transportation



Parking



Digital Goods



Service Delivery



Mobile Payment

- Launched in July 2008
- Started with major internet players

New Business > Mobile Wallet

- Active role in NFC standards and business models
- Biggest NFC pilot in the world with 3K access points



Touch & Pay



=



Credit Card

+


TURKCELL

Security / ID

+



Transportation

New Business > Location Based Services

- **One of the leading operators in the world, developing new business models for location information**



Navigation

- Maps, directions and guides
- New campaign launched with Blackberry Bold together with Webraska



Istanbul Municipality Traffic Service

- Used 8 mn times in 6 months
- Traffic information
- High resolution traffic cameras

TURKCELL

New Business > Mobile Marketing

- Leading operator in Mobile Marketing, pioneering new mediums, proactively supporting different players, increasing brand adoption and awareness
- 31 different sectors, 154 brands, 323 mobile marketing projects (H1 08)
- 50% yoy revenue growth
- 6.5 mn opt-in users
- Media partnership with MSN – sales through media agencies
- Ad-funded content through sponsorships
    - Weather report SMS subscription, football CBC channel (Goolcell)
- Launched TonlaKazan, the world's first mobile RBT advertising platform



Doritos



Milyonlarca TL Pepsi
bedava!



TURKCELL

New Business > Health

Telehealth



Emergency Services



E- Health Record



Health Portal



Rural Telemedicine



Mobile Signature



Turkcell's Ukraine Business

Tansu YEGEN

CEO - Astelit

Stable, Healthy Growing Economy

Economic Indicators

	2002	2003	2004	2005	2006	2007	2008F
Nominal GDP (US$, bn)	42.4	50.1	64.9	82.9	97.8	141.2	193.3
GDP (% real change)	5.2	9.6	12.1	2.7	7.1	7.6	6.9
GDP/capita (US$)	890	1060	1380	1770	2100	3037	6900
Exchange rate UAH:US$	5.33	5.33	5.32	5.12	5.05	5.05	4.80
Inflation, %	-0.6	8.2	12.3	10.3	11.6	16.6	21.2

Mobile Penetration

(Real penetration 75%)



140%
120%
100%
80%
60%
40%
20%
0%
78%
14%
29%
64%
105%
119%
121%
2002
2003
2004
2005
2006
2007
2008F

Update about the developments

- WTO membership accepted
- Closer economic ties with the EU are expected
- H1 2008 GDP Growth around 6.4% but inflation is getting higher
- Strengthening of UAH to USD rate
- Employee cost increasing

Ukraine mobile market

Quarter 4 – 2007 Analysis of 51 Markets

- 14th – 56M Subscriber base
- 20th – 2.1M net subscriber addition
- 12th – 119% penetration
- 49th – $7.02 ARPU
- 31st – $4.684M revenue
- 3rd – 3.6% of GDP

Source: Merill Lynch Global Wireless Matrix

Source: State Statistics Committee of Ukraine; Analytical Company iKS-Consulting
2008 numbers are forecasted

Evolving Ukranian Telecom Market

Revenue


billion USD
2,2
2,6
3,7
4,7
5,9
6,7
4,4
2002
2003
2004
2005
2006
2007
H1 2008
TV broadcast
Broadband
Fixed
Mobile

GSM ARPU - Monthly


15,6
14,5
13,5
8,5
7,0
6,5
6,9
2002
2003
2004
2005
2006
2007
H1 2008
ARPU/monthly

Net Additions & Churn Rate


Binler
1,0%
1,0%
1,1%
1,9%
2,3%
3,4%
3,5%
134
236
612
1.354
1.579
599
265
2002
2003
2004
2005
2006
2007
H1 2008
Monthly Average Net Addition
Churn Rate/monthly

'High price' competition market with 10 brands

No registration for prepaid line activation

Source: ACM consulting, BCG analysis

TURKCELL

Growing Mobile Market Share

Main KPIs in Q2'08		life:)	Kyivstar	MTS	Beeline*
Subscribers, mn (Market Share %)	3 m Active Announced	5.87 (11.9%) 10.01 (18.4%)	23.31 (47.3%) 23.31 (42.7%)	18.06 (36.6%) 19.13 (35.1%)	2.11 (4.3%) 2.11 (3.9%)
ARPU Monthly, USD	per 3 m Active per Announced	6.3 3.8	8.8 8.8	7.7 7.3	7.5 7.5
Revenue, mn USD (Market Share %)		110.1 (9.0%)	622.4 (51.4%)	434.0 (35.8%)	45.7 (3.8%)
EBITDA, mn USD (EBITDA Margin %)		3.6 (3.3%)	365 (58.6%)	203 (46.7%)	2.5 (5.8%)


life:)
SCM 45.0%
Turkcell 55.0%
Kyivstar
Altimo 43.5%
Telenor 56.5%
MTS
Other Investors 47.2%
Sistema 52.8%
Beeline
Other Investors 42.4%
Telenor 29.9%
Altimo 27.7%

* *Consolidated with Golden Telecom*

Effective Strategic Decisions

1. Community marketing with simple/affordable tariffs
2. Improving network capacity and changing coverage and quality perception
3. Customer experience management
4. Stimulation of life:) usage for multi-SIM life:) subscribers
5. Easy to use value added services
6. Strengthen distribution channel and win-win incentive structure
7. High performance one life:) team
8. Disciplined cost controlling and fiscal reporting
9. New business development

Simple and Recognized Voice Offerings

life:)

Voice



Free life:)
Zero on-net calls w/o CSF



Simple life:)
0.25 UAH/min calls w/o CSF to all directions



Super life:)
Zero onnet calls +
0.50 UAH/min other calls w/o CSF



Lady life:)
0.50 UAH/min ICB; 0.50 UAH/min calls w/o CSF to all directions



One world
International calls with low price (1 UAH/min + UAH 0.50/min to Russia)



Roaming life:)
2 UAH /min all outgoing calls abroad w/o CSF

Starter pack campaigns



Warm presents



Stylish Jeans



Mobile charger



Family and friends set with 5 starter packs inside

Innovative Digital Content Services

life:)

Data & Messaging



Internet bundles
100, 350 or 1,000 Mb


life:) сотня
100 SMS або 100 MMS
10%

SMS & MMS bundles
100 SMS or 100 MMS



Music content
on wap.lifebox.com.ua/music

Content

- Meloring
- Ringtones
- Pictures
- Java games
- Gambling
- Information









The Road to Positive EBITDA


Revenue
US$ m
24,9
87,9
255,9
97,5
200,3
1,9%
2,6%
6,2%
5,3%
8,6%
2005
2006
2007
1H07
1H08
Revenue
Revenue market share


EBITDA
US$ m
2005
2006
2007
1H07
1H08
-64,7
-83,8
-20,5
-26,1
5,7
-142%
-105%
-8%
-27%
3%
EBITDA
EBITDA margin

2x revenue increase in Q2 2008 vs Q2 2007
H1 2008 revenue is already 78% of 2007 total revenue
EBITDA is positive for the last 4 quarters

Growing Subscriber Base & ARPU

Subscriber base



Binler
8,3%
11,3%
16,0%
12,4%
18,4%
2.505
2.080
5.552
3.147
8.839
5.375
6.329
3.971
10.013
5.875
2005
2006
2007
1H07
1H08
Registered subscribers
3 months active
Registered sub market share

ARPU



US$
9,8
8,1
4,7
7,5
1,9
4,1
6,6
3,2
5,2
6,0
2,8
7,0
3,5
5,8
2005
2006
2007
1H07
1H08
ARPU / registered
ARPU / 3 months active
Market blended

life:) keeps leading position in net adds since Q2 2007

- 3 months active subscriber ratio is 60% and stable
- General trend is declining ARPU in the market
- life:) ARPU is coming near to the market level

Source: Operators official press releases

TURKCELL

Dynamic Distribution Channel

Exclusive/Non-exclusive shops


172
300
440
325
450
24.500
34.600
33.700
34.600
2007
H1 2007
H2 2008
Non-Exclusive
Exclusive

Competitor Comparison

	life:)	Kyivstar	MTS	Beeline
# of Distributors	16	42	30	8
# of Dealers	186	19	111	57
# of Exclusive Shops	450	868	688	76
# of Non-Exclusive Shops	34,600	38,600	38,600	26,600

Distribution Channels


25,000
Banks,
ATM
40,000
Trade
(28.000 life)
450
Exclusive
life:)
6,,600
Non-
Exclusive


life:)



Source: Approximate data based on public estimates

TURKCELL

Strong Brand Perception and Recognition

Brand Awareness



95%
85%
97%
77%
96%
70%
98%
72%
98%
80%
2005
2006
2007
prompted
spontaneus

Operators Image Perception

Strongly perceived in such areas:

- Most attractive tariffs
- No connection fee
- Gives freedom of communication without limitations
- Many interesting promotions

Satisfaction Level as of June' 08



77
80
77
79
76
78
85
82
80

Weakly perceived in such areas:

- Better coverage
- Quality of connection

Source: Marketing Research Agencies (ARMI Marketing and GFK)

TURKCELL

Strong Radio Network

Coverage Status



Geographical coverage


80.7%
19.3%
Covered
Uncovered

Population coverage


92.6%
7.4%
Covered
Uncovered

Operators Image Perception

92.6% population coverage

80.7% geographical coverage

As of H1 2008 total investment:

- **$790 mn**
- **6 686 BTS**
- **59.6% EDGE activated cells**

2008 Capex:

- in H1 2008 $113 mn

Multivendor strategy

Source: Marketing Research Agencies (ARMI Marketing and GFK)

TURKCELL

Midterm Winning Strategy

- Continue on improving infrastructure and people investment
- Continue revenue stimulation activities

CUSTOMER AND PARTNER LOYALTY PROGRAMS

- Increase distribution channels
- Focus on high value business segments and consumers

Deliver:

- Strong revenue growth
- Shareholder value

Turkcell Group Financial Highlights

CFO

SERKAN OKANDAN

TURKCELL

2008 / 2009 Macroeconomic Outlook

Consumer Price Index



39.0%
68.5%
29.7%
18.4%
9.3%
7.2%
9.7%
8.4%
10.5%
8.0%
2000 2001 2002 2003 2004 2005 2006 2007 2008E 2009E

USD/TRY Exchange Rates



$/TRY YE
Avg. $/TRY
$/TRY Depredaiton / Appredation Rate
0.67 0.62
1.44 1.21
1.63 1.51
1.40 1.50
1.34 1.42
1.34 1.34
1.41 1.43
1.16 1.30
1.20 1.21
1.25 1.23
2000 2001 2002 2003 2004 2005 2006 2007 2008E 2009E

Key Risk Factors:

- Global inflation and recession threat
- Middle East and Caucasus instability
- EU relations – Cyprus instability
- Rising inflation in Turkey
- Overvalued TRY
- Widening current account deficit in Turkey
  - Energy dependence

Opportunities:

- Presence of majority government
- Geopolitical importance
- Ongoing structural reforms
- FDI inflows
- High growth potential driven by productivity
- Concerns easing over debt dynamics
- Possible IMF agreement

TURKCELL

Turkcell Group Structure



TURKCELL
FINTUR 41%
Turktell 100%
KKTCell 100%
Global 100%
Financell B.V. 100%
A-Tel 50%
Turktell International 100%
Kcell 51%
Geocell 83%
Azercell 51%
Moldcell 100%
Inteltek 55%
Turk Kule 100%
Turkcell Kurumsal 100%
Tellcom 100%
Turkcell Teknoloji 100%
BeST* 80%
Astelit 55%

*Key subsidiaries and our proportionate ownership interest as of 30 June 2008 except BEST
Transfer of shares of BeST has been completed on August 26, 2008

Continued Strong Financial Results

Revenues ($ mn)


4,528
4,700
6,329
2005
2006
2007
1,295
1,504
2,798
Q1 07
Q2 07
H1 07
17%
19%
1,574
1,755
3,329
Q1 08
Q2 08
H1 08

EBITDA and EBITDA Margin


1,722
1,820
2,627
38%
39%
42%
2005
2006
2007
40%
40%
40%
513
597
1,110
Q1 07
Q2 07
H1 07
7%
10%
37%
37%
37%
577
641
1,218
Q1 08
Q2 08
H1 08
EBITDA
EBITDA margin

TURKCELL

Solid Cash Generation

*Free Cash Flow ($ mn) **



949
1,215
1,844
383
406
790
385
412
796
1%
1%
2005
2006
2007
Q1 07
Q2 07
H1 07
Q1 08
Q2 08
H1 08

CAPEX ($ mn)



Capex
Capex/Net Revenue
773
605
783
17%
13%
12%
10%
13%
11%
130
191
321
12%
13%
13%
193
229
422
2005
2006
2007
Q1 07
Q2 07
H1 07
Q1 08
Q2 08
H1 08

(*) Free Cash Flow = EBITDA - Capex

TURKCELL

Continued Revenue Growth

Revenue* ($ mn) and ARPU



Net Revenue
ARPU
1.295
12,1
1.504
14,1
2.798
13,2
13,2
1.574
14,9
1.755
3.329
14.2
Q1 07
Q2 07
H1 07
Q1 08
Q2 08
H1 08

Revenue* Breakdown H1 2008



Segment Revenues
Astelit 6%
Inteltek 2.5%
KKTCel 1.1%
Tellcom 1.1%
Global 0.3%
Turkey 89%
Revenue Breakdown
VAS 13%
Interconnect 10%
Roaming 5%
Other 6%
Calls Out 66%

Continued strong revenue growth driven by:

- Increase in subscriber base
- Upward price adjustments
- Appreciation of TRY against US Dollars
- Contribution of consolidated subsidiaries

*Consolidated revenues

Cost Base under Control Despite Active Competition

Costs as % of net revenues

	H107	H108
Revenue	100%	100%
Uncontrollable Costs	24%	25%
Ongoing license fees	15%	14%
Interconnect Costs	7%	7%
Wireless Licence Fees	3%	4%
Controllable Costs	36%	38%
Selling Expense	8%	9%
Marketing expenses	5%	5%
Network related costs	6%	7%
Other operational costs	17%	18%
EBITDA	40%	37%

TURKCELL

Cost Base under Control

Direct Cost of Revenues (*)



1,951
1,898
2,310
18%
22%
497
571
1,068
633
675
1,307
2005
2006
2007
Q107
Q207
H107
Q108
Q208
H108

General & Administrative Expenses



US$ mn
154
155
253
35%
36%
52
54
107
72
73
146
2005 2006 2007
Q1 07 Q2 07 H1 07
Q1 08 Q2 08 H1 08

Sales & Marketing Expenses



701
828
1,138
30%
28%
232
282
513
293
366
659
2005 2006 2007
Q1 07 Q2 07 H1 07
Q1 08 Q2 08 H1 08

* Depreciation and amortization is not included.

TURKCELL

Significant Increase in Net Profit



Net Profit
Net Profit Margin
772
876
1.350
17%
19%
21%
2005
2006
2007
21%
18%
20%
272
274
546
Q1 07
Q2 07
H1 07
31%
24%
27%
487
426
913
Q1 08
Q2 08
H1 08

Main highlights:

- Strong top-line growth
- Translation gain recognized in H1 2008 as opposed to translation loss recognized in H1 2007.
- Fintur's contribution to Turkcell's net income as of H1 2008 was $70 mn

Strong Cash Position



(US$ million)
1,218
(422)
(511)
3,095
(502)
(2)
2,876
Turkcell:$197 mn
Astelit:$113 mn
Cash Balance YE 07
EBITDA
CAPEX
Tax
Dividend payment
Other
Cash Balance Q2 08

- Cash used during H1 2008: $219 mn
- Major cash outflows: Dividends, Tax and CAPEX
- Cash balance at the end of Q2: $2,876 mn

TURKCELL

Strategic Screening Process for International Expansion

Business Opportunities
- Value
- Risk Exposure
- Geography
- Synergy
- Shareholder View
- Competition

Market Attractiveness
- Competition level
- Market Size
- Market Growth rate
- Penetration rate
- GDP
- ARPU

SCORING FOR DECISION MAKING PROCESS

Cash Management for the Maximization of Return on Assets

Operating Free Cash Flow

Leverage
Net Debt/EBITDA
<2x

CASH FLOW MANAGEMENT

New Technologies
- Internet broadband
- Capitalizing on convergence

New Business Models
- New value added offerings

International Expansion
- Selectively evaluating new opportunities

Dividend
- Min. 50% of distributable profit

CAPEX
- 2008 Capex:
  Turkey: $800 mn (incl. $150 mn for broadband business Tellcom)
- Ukraine: $300 mn

THANK YOU . . .

For further information please e-mail investor.relations@turkcell.com.tr

or call Turkcell Investor Relations on (+90 212 313 1888)

www.turkcell.com.tr

TURKCELL